


09047291

By Air Mail

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

2 November 2009

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

None this period.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 30 September 2009, in accordance with the Disclosure and Transparency Rules (October 1, 2009).

2. Notification from Compass Group PLC relating to its six monthly block listing return (October 22, 2009).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 567,940 shares (September 30, 2009).


COMPASS
GROUP

2. Companies Form No.AD02 – Notification of Single Alternative Inspection Location (SAIL) (October 1, 2009).

3. Companies Form No.AD03 – Change of Location of Company Records to the Single Alternative Inspection Location (SAIL) (October 1, 2009).

4. Companies Form No.CH01 – Change of Director's Details (Richard Cousins) (October 1, 2009).

5. Companies Form No.CHO01 – Change of Director's Details (James Crosby) (October 1, 2009).

6. Companies Form No.CH01 – Change of Director's Details (Roy Gardner) (October 1, 2009).

7. Companies Form No.CH01 – Change of Director's Details (Gary Green) (October 1, 2009).

8. Companies Form No.CH01 – Change of Director's Details (Stephen Burrard-Lucas) (October 1, 2009).

9. Companies Form No.CH01 – Change of Director's Details (Andrew Martin) (October 1, 2009).

10. Companies Form No.CH01 – Change of Director's Details (Susan Murray (October 1, 2009).

11. Companies Form No.CH01 – Change of Director's Details (Don Robert) (October 1, 2009).

12. Companies Form No.CH01 – Change of Director's Details (Tim Parker) (October 1, 2009).

13. Companies Form No.CH01 – Change of Director's Details (Ian Robinson) (October 1, 2009).

14. Companies Form NO.CH03 – Change of Secretary's Details (Mark White) (October 1, 2009).

15. Companies Form No.SH01 – Return of allotment of 588,227 shares (October 15, 2009).

16. Companies Form No.SH01 – Return of allotment of 164,101 shares (October 19, 2009).

17. Companies Form No.SH01 – Return of allotment of 87,353 shares (October 23, 2009).

18. Companies Form No.SH01 – Return of allotment of 121,720 shares (October 30, 2009).



Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 574192.

Yours faithfully

Carol A Lancefield
Assistant Company Secretary
Encs.


COMPASS
GROUP

82-5161

I NEWS RELEASES

None this period.


COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

82-5161

Regulatory Story

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:00 01-Oct-2009
Number	0085A09

RNS Number : 0085A
Compass Group PLC
01 October 2009

COMPASS GROUP PLC:
TOTAL VOTING RIGHTS AND CAPITAL AS AT 30 SEPTEMBER 2009

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 September 2009 its issued share capital consists of 1,853,813,959 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,853,813,959, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level 1 American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure 1,853,813,959 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

For further information, contact:

M J White Tel: +44 1932 573000

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

TVRBLGDCGXXGGCG

CLOSE

Regulatory

82-5161

Regulatory Story

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	09:31 22-Oct-2009
Number	2147B09

RNS Number : 2147B
Compass Group PLC
22 October 2009

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 22 October 2009

Name of *applicant*:		Compass Group PLC		
Name of scheme:		Savings-Related Share Option Scheme		
Period of return:	From:	01 April 2009	To:	30 September 2009
Balance of unallotted securities under scheme (s) from previous return:		1,629,215		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		149,707		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,479,508		

Name of contact:	Mark White
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 22 October 2009

Name of *applicant*:		Compass Group PLC		
Name of scheme:		Executive Share Option Plan		
Period of return:	From:	01 April 2009	To:	30 September 2009
Balance of unallotted securities under scheme(s) from previous return:		28,882,609		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		3,891,568		

82-5161

Equals: Balance under scheme (s) not yet issued/allotted at end of period:	24,991,041

Name of contact:	Mark White
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 22 October 2009

Name of *applicant*:		Compass Group PLC		
Name of scheme:		Management Share Option Plan		
Period of return:	From:	01 April 2009	To:	30 September 2009
Balance of unallotted securities under scheme(s) from previous return:		23,510,796		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0		
Less: Number		2,903,475		

82-5161

of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):	
Equals: Balance under scheme (s) not yet issued/allotted at end of period:	20,607,321

Name of contact:	Mark White
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 22 October 2009

Name of *applicant*:		Compass Group PLC		
Name of scheme:		Long-term Incentive Plan		
Period of return:	From:	01 April 2009	To:	30 September 2009
Balance of unallotted securities under scheme(s) from previous return:		2,310,540		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has		2,500,000		

been applied for):	
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):	0
Equals: Balance under scheme (s) not yet issued/allotted at end of period:	4,810,540

Name of contact:	Mark White
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

This information is provided by RNS
The company news service from the London Stock Exchange

END

BLRIIFFTIALFFIA

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Regulatory


COMPASS
GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.


COMPASS
GROUP

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

82-5161


Companies House
for the record

88(2)
(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	28	09	2009
To	30	09	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	10,736	160,000	145,700
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day 28 Month 09 Year 2009	Day 30 Month 09 Year 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,636	17,565	2,750
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.228	£2.925	£3.1375

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	28	09	2009
To	30	09	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	116,000	79,000	1,283
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	£3.36

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	09	2009	30	09	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	7,250	22,020	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.56	£3.716	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	520,577
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	6,429
Name(s): Mr Paul McArdle Address: 11 Lennox Gardens, Whitkirk, Leeds UK Postcode LS15 0PA	Ordinary	29,708
Name(s): Please see attached additional schedule of allottees. Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 30-9-09

~~** A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

82-5761

Names and addresses of the allottees

Shareholder Details	Class of shares allotted	Number of shares allotted
Mr Christopher John Butler c/o 21 Winterbourne Avenue Churwell, Morley Leeds West Yorkshire	Ordinary	7,254
Mrs Eileen Sheales 2 Corbould Road Dibden Purlieu Hythe Southampton SO45 4JY	Ordinary	3,482
Mrs Amanda Louise Barnby 10 Butterwood Close Huddersfield HD4 7BJ	Ordinary	490

BLUEPRINT OneWorld

In accordance with Sections 114, 162, 228, 237, 275, 358, 702, 720, 743, 805, 809, 877, 892 of the Companies Act 2006.

AD02

Notification of single alternative inspection location (SAIL)

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to tell us the address of an alternative inspection location where company records may be kept for inspection.

✗ **What this form is NOT for**
You cannot use this form to tell us the address of a location outside of the part of the United Kingdom where the company is registered.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Address of the single alternative inspection location (SAIL)

This is the address for an alternative location to the company's registered office for the inspection of the company records. ●

Building name/number	Capita Registrars
Street	The Registry
	34 Beckenham Road
Post town	Beckenham
County/Region	England
Postcode	B R 3 4 T U

● **Important**
The SAIL must always be in the part of the United Kingdom in which your company is registered.

You need to notify which company records have moved to the SAIL on form AD03 'Change of location of the company records to the single alternative inspection location (SAIL)'. If you have not previously filed form AD03, please file one.

3 Signature

I am signing this form on behalf of the company.

Signature

Signature
X MyWhite X

This form may be signed by:
~~Director ●~~, Secretary, ~~Person authorised ●~~, ~~Liquidator, Administrator, Administrative receiver, Receiver, Receiver manager, Charity Commission receiver and manager, CIC manager, Judicial factor.~~

01/10/09

● **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

● **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AD02

Notification of single alternative inspection location (SAIL)

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name

Company name Carol Lancefield

Address Compass Group PLC

Compass House, Guildford

Street

Post town Chertsey

County/Region

Postcode K T 1 6 9 B Q

Country United Kingdom

DX

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have provided the address of the single alternative inspection location in section 2.
- ☐ The address provided is in the part of the UK where the company is registered.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Sections 114, 162, 228, 237, 275, 358, 702, 720, 743, 805, 809, 877, 892 of the Companies Act 2006.

AD03

Change of location of the company records to the single alternative inspection location (SAIL)

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to tell us which of the company records are held at the SAIL.

X **What this form is NOT for**
You cannot use this form to tell us which company records are returning to the registered office. To do this, please use form AD04.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Company records

The following records are now kept at the single alternative inspection location which is as stated on the last filed form AD02 'Notification of single alternative inspection location (SAIL)'. ❶

Please tick as appropriate:

- [x] Register of members.
- [ ] Register of directors.
- [ ] Directors' service contracts.
- [ ] Directors' indemnities.
- [ ] Register of secretaries.
- [ ] Records of resolutions etc.
- [ ] Contracts relating to purchase of own shares.
- [ ] Documents relating to redemption or purchase of own share out of capital by private company.
- [ ] Register of debenture holders.
- [ ] Report to members of outcome of investigation by public company into interests in its shares.
- [ ] Register of interests in shares disclosed to public company.
- [ ] Instruments creating charges and register of charges: England and Wales or Northern Ireland.
- [ ] Instruments creating charges and register of charges: Scotland.

❶ **Important**
You must file form AD02 'Notification of single alternative inspection location (SAIL)' with this form if you have not filed one previously.

If you have previously filed a form AD03, you do not need to include those records on this form.

A full list of the company records which are held at the SAIL must be included in the company's next Annual Return (AR01).

3 Signature

I am signing this form on behalf of the company.

Signature: X [signature] X

This form may be signed by: SECRETARY
~~Director~~ ❷, ~~Secretary, Person authorised~~ ❸, ~~Liquidator, Administrator, Administrative receiver, Receiver, Receiver manager, Charity Commission receiver~~ and ~~manager, CIC manager, Judicial factor.~~ 01/10/09

❷ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AD03

Change of location of the company records to the single alternative inspection location (SAIL)

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name Carol Lancefield

Company name Compass Group PLC

Address Compass House, Guildford Street

Post town Chertsey

County/Region Surrey

Postcode K T 1 6 9 B Q

Country England

DX

Telephone 01932 574192

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have ticked the relevant boxes in section 2.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d d m m y y y y
Title*	Mr
Full forename(s)	Richard John
Surname	Cousins

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	The Company's Registered Office
Street	
Post town	
County/Region	
Postcode	
Country	

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ Change of director's usual residential address
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director❶, Secretary, Person authorised❷, Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

01/10/09

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name	
Company name	Carol Lancefield
Address	Compass Group PLC
	Compass House, Guildford
	Street
Post town	Chertsey
County/Region	
Postcode	K T 1 6 9 B Q
Country	United Kingdom
DX	
Telephone	

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d1 d4 m0 m3 y1 y9 y5 y6
Title*	Sir
Full forename(s)	James Robert
Surname	Crosby

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	The Company's Registered Office
Street	
Post town	
County/Region	
Postcode	
Country	

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X
01.10.09

This form may be signed by:
~~Director~~ ❶, Secretary, ~~Person authorised~~ ❷, ~~Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.~~

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name

Company name Carol Lancefield

Address Compass Group PLC

Compass House, Guildford

Street

Post town Chertsey

County/Region

Postcode K T 1 6 9 B Q

Country United Kingdom

DX

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082,
Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d d m m y y y y
Title*	Sir
Full forename(s)	Roy Alan
Surname	Gardner

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	0 1 1 0 2 0 0 9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	Company's Registered Office
Street	
Post town	
County/Region	
Postcode	
Country	England

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.

X

CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director[1], Secretary, Person authorised[2], Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

01/10/09

[1] **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Carol Lancefield

Company name: Compass Group PLC

Address: Compass House
Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: England

DX:

Telephone:

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d d m m y y y y
Title*	Mr
Full forename(s)	Gary Richard
Surname	Green

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	0 1 1 0 2 0 0 9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	The Company's Registered Office
Street	
Post town	
County/Region	
Postcode	
Country	

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director[1], Secretary, Person authorised[2], Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

01/10/09

[1] **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Carol Lancefield

Company name: Compass Group PLC

Address: Compass House
Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: England

DX

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d d m m y y y y
Title*	
Full forename(s)	Stephen Charles
Surname	Burrard-Lucas

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	0 1 1 0 2 0 0 9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	National Grid PLC
Street	1-3 Strand
Post town	London
County/Region	
Postcode	W C 2 N 5 E H
Country	

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director ❶, Secretary, Person authorised ❷, Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

01/10/09

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Carol Lancefield

Company name: Compass Group PLC

Address: Compass House

Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: G U 1 6 9 B Q

Country: England

DX

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

CH01

Change of director's details

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ What this form is for
You may use this form to change the details of an individual who is a director.

X What this form is NOT for
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d d m m y y y y
Title*	Mr
Full forename(s)	Andrew David
Surname	Martin

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	0 1 1 0 2 0 0 9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	The Company's Registered Office
Street	
Post town	
County/Region	
Postcode	
Country	

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address [1]

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

[1] **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption [2]

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

[2] If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director[1], Secretary, Person authorised[2], Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

01/10/09

[1] Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] Person authorised
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Carol Lancefield

Company name: Compass Group PLC

Address: Compass House

Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: England

DX

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

BLUEPRINT OneWorld

CH01
Change of director's details

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d d m m y y y y
Title*	Mrs
Full forename(s)	Susan Elizabeth
Surname	Murray

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	0 1 1 0 2 0 0 9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	The Company's Registered Office
Street	
Post town	
County/Region	
Postcode	
Country	

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director[1], Secretary, Person authorised[2], Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

01/10/09

[1] **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Carol Lancefield

Company name: Compass Group PLC

Address: Compass House

Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: England

DX

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082,
Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d d m m y y y y
Title*	Mr
Full forename(s)	Donald Austin
Surname	Robert

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	Experian plc, Newenham House
Street	Northern Cross
	Malahide Road
Post town	Dublin
County/Region	
Postcode	1 7
Country	Ireland

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director❶, Secretary, Person authorised❷, Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

01/10/09

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Carol Lancefield

Company name: Compass Group PLC

Address: Compass House

Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: England

DX

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d d m m y y y y
Title*	Mr
Full forename(s)	Timothy Charles
Surname	Parker

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	0 1 1 0 2 0 0 9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	The Company's Registered Office
Street	
Post town	
County/Region	
Postcode	
Country	

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director❶, Secretary, Person authorised❷, Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

02/10/09

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Carol Lancefield

Company name: Compass Group PLC

Address: Compass House

Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: England

DX

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a director.

✗ **What this form is NOT for**
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷: d d / m m / y y y y

Title*: Sir

Full forename(s): Ian

Surname: Robinson

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details: 0 1 / 1 0 / 2 0 0 9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*:

Full forename(s) ❸:

Surname ❸:

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number: The Company's Registered Office

Street:

Post town:

County/Region:

Postcode:

Country:

☑ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director❶, Secretary, Person authorised❷, Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

01/10/09

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Carol Lancefield

Company name: Compass Group PLC

Address: Compass House

Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: England

DX

Telephone

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 276 of the Companies Act 2006.

CH03
Change of secretary's details

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to change the details of an individual who is a secretary.

✗ **What this form is NOT for**
You cannot use this form if you are changing the details of a corporate secretary. To do this, please use form CH04 'Change of corporate secretary's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Secretary's current details on the Register ❶

Title*	Mr
Full forename(s)	Mark Jonathan
Surname	White

❶ **Current details**
This information is used to identify your details on the public record.

3 Date of change of details

Date of change of details: d0 d1 m1 m0 y2 y0 y0 y9

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Please enter your new name.

Title*	
Full forename(s)	
Surname	

5 Change of service address ❷

Building name/number	The Company's Registered Office
Street	
Post town	
County/Region	
Postcode	
Country	

❷ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of secretaries as the company's registered office.

If you provide your residential address here it will appear on the public record.

CH03
Change of secretary's details

6 Signature

I am signing this form on behalf of the company.

Signature	Signature X [signature] X

This form may be signed by:
Director ❶, Secretary, Person authorised ❷, Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor.

1/10/09

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Carol Lancefield

Company name: Compass Group PLC

Address: Compass House
Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: England

DX:

Telephone:

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 555 of the Companies Act 2006.

SH01

Return of allotment of shares

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d1 m1 m0 y2 y0 y0 y9

To Date: d0 d9 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	7,251	£0.10	£1.792	£0.00
Ordinary	Sterling	127,000	£0.10	£2.10	£0.00
Ordinary	Sterling	116,110	£0.10	£2.2925	£0.00

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)



In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d1 m1 m0 y2 y0 y0 y9

To Date: d0 d9 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	8,712	£0.10	£2.668	£0.00
Ordinary	Sterling	68,966	£0.10	£2.925	£0.00
Ordinary	Sterling	5,000	£0.10	£3.1375	£0.00

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

CM

In accordance with Section 555 of the Companies Act 2006.

SH01

Return of allotment of shares

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d1 m1 m0 y2 y0 y0 y9

To Date: d0 d9 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	108,100	£0.10	£3.1625	£0.00
Ordinary	Sterling	99,500	£0.10	£3.20	£0.00
Ordinary	Sterling	6,300	£0.10	£3.56	£0.00

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d1 m1 m0 y2 y0 y0 y9

To Date: d0 d9 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	41,288	£0.10	£3.716	£0.00

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

CM

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.22	£0.00	1,854,402,186	£ 185,440,218.60
				£
				£
				£
		Totals	1,853,402,186	£ 185,440,218.60

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares

Total aggregate nominal value ❹

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.



SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Subject to the Companies Act 2006 and the Articles of Association of the Company, each ordinary share of the Company carries the right to attend and to vote at any general meeting of the Company on the basis of one vote per registered ordinary share. Each registered ordinary share of the Company carries an equal right to participate in and shall rank pari passu on a winding up.
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~ 15/10/09

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

CMf

SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name Miss C M Jaccard

Company name Compass Group PLC

Address Compass House
Guildford Street

Post town Chertsey

County/Region Surrey

Postcode K T 1 6 9 B Q

Country United Kingdom

DX

Telephone 01932 574225

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

CMJ

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d2 m1 m0 y2 y0 y0 y9

To Date: d1 d6 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Pound Sterling	2,609	£0.10	£1.792	£0.00
Ordinary	Pound Sterling	18,500	£0.10	£2.10	£0.00
Ordinary	Pound Sterling	51,825	£0.10	£2.2925	£0.00

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

In accordance with Section 555 of the Companies Act 2006.

SH01

Return of allotment of shares

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d2 m1 m0 y2 y0 y0 y9

To Date: d1 d6 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Pound Sterling	6,127	£0.10	£2.668	£0.00
Ordinary	Pound Sterling	7,180	£0.10	£2.925	£0.00
Ordinary	Pound Sterling	5,250	£0.10	£3.1375	£0.00

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d2 m1 m0 y2 y0 y0 y9

To Date: d1 d6 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Pound Sterling	30,800	£0.10	£3.1625	£0.00
Ordinary	Pound Sterling	27,000	£0.10	£3.20	£0.00
Ordinary	Pound Sterling	3,800	£0.10	£3.56	£0.00

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d2 m1 m0 y2 y0 y0 y9

To Date: d1 d6 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Pound Sterling	11,010	£0.10	£3.716	£0.00

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.22	£0.00	1,854,566,287	£ 185,456,628.70
				£
				£
				£
		Totals	1,854,566,287	£ 185,456,628.70

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares

Total aggregate nominal value ❹

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Subject to the Companies Act 2006 and the Articles of Association of the Company, each ordinary share of the Company carries the right to attend and to vote at any general meeting of the Company on the basis of one vote per registered ordinary share. Each registered ordinary share of the Company carries an equal right to participate in and shall rank pari passu on a winding up.
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X
19.10.09

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Miss C M Jaccard

Company name: Compass Group PLC

Address: Compass House
Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: United Kingdom

DX:

Telephone: 01932 574225

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d9 m1 m0 y2 y0 y0 y9

To Date: d2 d3 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	3,000	£0.10	£0.00	£2.10
Ordinary	Sterling	16,460	£0.10	£0.00	£2.2925
Ordinary	Sterling	16,790	£0.10	£0.00	£2.668

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)



In accordance with Section 555 of the Companies Act 2006.

SH01

Return of allotment of shares

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

	d	d	m	m	y	y	y	y
From Date	1	9	1	0	2	0	0	9
To Date	2	3	1	0	2	0	0	9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	3,053	£0.10	£0.00	£2.925
Ordinary	Sterling	750	£0.10	£0.00	£3.1375
Ordinary	Sterling	7,000	£0.10	£0.00	£3.1625

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)



In accordance with Section 555 of the Companies Act 2006.

BLUEPRINT OneWorld

SH01
Return of allotment of shares

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date	d1 d9	m1 m0	y2 y0 y0 y9
To Date	d2 d3	m1 m0	y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	30,500	£0.10	£0.00	£3.20
Ordinary	Sterling	427	£0.10	£0.00	£3.36
Ordinary	Sterling	2,950	£0.10	£0.00	£3.56

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)



In accordance with Section 555 of the Companies Act 2006.

SH01

Return of allotment of shares

BLUEPRINT OneWorld

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d9 m1 m0 y2 y0 y0 y9

To Date: d2 d3 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	6,423	£0.10	£0.00	£3.716

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)



SH01
Return of allotment of shares

Statement of capital

Section 4 (also Section 5 and Section 6, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.22	£0.00	1,854,653,640	£ 185,465,364.00
				£
				£
				£
		Totals	1,854,653,640	£ 185,465,364.00

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares

Total aggregate nominal value ❹

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.



SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Subject to the Companies Act 2006 and the Articles of Association of the Company, each ordinary share of the Company carries the right to attend and to vote at any general meeting of the Company on the basis of one vote per registered ordinary share. Each registered ordinary share of the Company carries an equal right to participate in and shall rank pari passu on a winding up.
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature	Signature X Mwonh 23/10/09 X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

CM

SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name Miss C M Jaccard

Company name Compass Group PLC

Address Compass House

Guildford Street

Post town Chertsey

County/Region Surrey

Postcode K T 1 6 9 B Q

Country United Kingdom

DX

Telephone 01932 574225

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

CM

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full:

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d2 d6 m1 m0 y2 y0 y0 y9

To Date: d3 d0 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	7,265	£0.10	£0.00	£1.792
Ordinary	Sterling	13,000	£0.10	£0.00	£2.10
Ordinary	Sterling	25,800	£0.10	£0.00	£2.2925

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

CM

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full:

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d2 d6 m1 m0 y2 y0 y0 y9

To Date: d3 d0 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	735	£0.10	£0.00	£2.668
Ordinary	Sterling	7,955	£0.10	£0.00	£2.925
Ordinary	Sterling	4,750	£0.10	£0.00	£3.1375

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)



In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full:

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d2 d6 m1 m0 y2 y0 y0 y9

To Date: d3 d0 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	27,020	£0.10	£0.00	£3.1625
Ordinary	Sterling	19,000	£0.10	£0.00	£3.20
Ordinary	Sterling	3,350	£0.10	£0.00	£3.56

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full:

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d2 d6 m1 m0 y2 y0 y0 y9

To Date: d3 d0 m1 m0 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	12,845	£0.10	£0.00	£3.716

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.22	£0.00	1,854,775,360	£ 185,477,536.00
				£
				£
				£
		Totals	1,854,775,360	£ 185,477,536.00

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	1,854,775,360
Total aggregate nominal value ❹	£ 185,477,536.00

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.



SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Subject to the Companies Act 2006 and the Articles of Association of the Company, each ordinary share of the Company carries the right to attend and to vote at any general meeting of the Company on the basis of one vote per registered ordinary share. Each registered ordinary share of the Company carries an equal right to participate in and shall rank pari passu on a winding up.
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] 30.10.09 X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.



SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Miss C M Jaccard

Company name: Compass Group PLC

Address: Compass House
Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: United Kingdom

DX:

Telephone: 01932 574225

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

